Society Pass Incorporated

80 Robinson Road, #17-01B,

Singapore 068898

VIA EDGAR

August 28, 2025

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attention: Rebekah Reed

Re:	Society Pass Incorporated
Registration Statement on Form S-1
Filed on July 29, 2025
File No. 333-289033

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Society Pass Incorporated hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on September 2, 2025, or as soon as thereafter practicable.

Very truly yours,
Society Pass Incorporated

/s/ Raynauld Liang
Name:	Raynauld Liang
Title:	Chief Executive Officer

cc:	Lawrence S. Venick, Esq.
Loeb & Loeb LLP